Exhibit 99.1

Ioneer Provides Update on Status of Rhyolite Ridge Lithium-Boron
Project Joint Venture

26 February 2025 – SYDNEY, Australia – Ioneer Ltd (“Ioneer” or “Company”) (ASX: INR, NASDAQ: IONR) today announced that it has received notification from Sibanye-Stillwater Ltd that its Board of Directors has made a decision not to proceed with the Project joint venture.

Ioneer is pleased to have this pending matter resolved, enabling us to progress the fully permitted Project to a Final Investment Decision.

Ioneer owns 100% of the Project, which is set to quadruple U.S. lithium production.  Ioneer secured its crucial federal permit and closed a $996 million loan from the U.S. Department of Energy Loan Programs Office via the Advanced Technology Vehicles Manufacturing program.  Sibanye-Stillwater Ltd was not a signatory to the loan and today’s decision will have no impact on Ioneer’s ability to draw on the loan once conditions precedent have been met.

Ioneer’s focus remains on bringing this world-class project online and will look to move forward with a strong equity partner who can help see the Project into production.

The Unit Purchase and Subscription Agreement (the relevant joint venture agreement) between Ioneer and Sibanye-Stillwater Ltd has been terminated.

This ASX release has been authorised by Ioneer Managing Director, Bernard Rowe.

--ENDS--

Media Contacts

Chad Yeftich	Ian Bucknell
U.S. Investor Relations	Aus. Investor Relations
E: ir@ioneer.com	E: ir@ioneer.com

Daniel Francis, FGS Global
U.S. Media Relations
E: daniel.francis@fgsglobal.com

About Ioneer
Ioneer Ltd is an emerging lithium–boron producer and the 100% owner of the Rhyolite Ridge Lithium-Boron Project.  Rhyolite Ridge is the only known lithium-boron deposit in North America, one of only two known such deposits in the world and a linchpin project in Nevada’s burgeoning Lithium Loop. Once operational, this world-class project is expected to power upward of 50 million electric vehicles and will instantly become a globally significant source of critical materials.

Ioneer Ltd. (ASX: INR, NASDAQ: IONR) Suite 16.01, 213 Miller Street, North Sydney, NSW 2060 T: +61 2 9922 5800 W: Ioneer.com ABN: 76 098 564 606

Rhyolite Ridge closed a US$996 million loan with the U.S. Department of Energy Loan Programs Office under the Advanced Technology Vehicles Manufacturing program in January 2025.  In October 2024, Ioneer received the final federal permit for the project from the Bureau of Land Management, concluding the formal federal permitting process which began in early 2020.  Ioneer signed separate offtake agreements with Ford Motor Company and Prime Planet & Energy Solutions (joint venture between Toyota and Panasonic) in 2022 and Korea’s EcoPro Innovation in 2021.

To learn more about Ioneer, visit www.Ioneer.com/investors.

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